UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
30 September 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Radius Health, Inc.

File No. 1-35726 -- CF# 34086

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Radius Health, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2016.

Based on representations by Radius Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 1, 2020
Exhibit 10.2	through January 1, 2021
Exhibit 10.2(a)	through January 1, 2021
Exhibit 10.3	through December 31, 2017
Exhibit 10.4	through December 31, 2017
Exhibit 10.5	through December 31, 2017
Exhibit 10.6	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary